Exhibit 99.4

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Simandou update
10 September 2008
Rio Tinto today welcomed the recent opportunity for its chairman, Paul Skinner, and Sam Walsh, chief executive Iron Ore, to discuss the development of the important Simandou iron ore deposit in Guinea with his Excellency President General Lansana Conté, Prime Minister Dr Ahmed Tidiane Souaré, and senior Ministers and members of the Guinean National Assembly and Social and Economic Council.
Paul Skinner commented: “There was positive engagement with all parties sharing an understanding of the benefits Simandou will bring to Guinea, the need for those benefits to flow rapidly to the country and recognition of the good progress Rio Tinto has made with its mine development and investment.”
Sam Walsh reported that the meetings were a good opportunity to discuss expediting the project to 70 million tonnes per annum, the work currently taking place on the project and regional development.
During the meetings, a framework was agreed for further discussions with a special Inter-Ministerial Committee, which has been established to address issues of concern to both parties and to establish an aligned basis to move the project forward. This remains the firm intent of the Government of Guinea and Rio Tinto.
Notes to editors
•	Rio Tinto has already spent US$300 million on work to develop a long-life mine at Simandou, and expects to have spent over US$400 million by the end of 2008. At present, Rio Tinto is spending US$20 million per month on drilling and support.
•	As one of the world’s leading mining companies, Rio Tinto brings technical expertise as well as a commitment to sustainable development that is integrated into all aspects of its business.
•	The Simandou project employs more than 1,800 people in Guinea (including full-time employees and contractors). More than 90 percent of the workforce is Guinean.
•	Rio Tinto’s exploration and development efforts are focused on the totality of its 738 square kilometre Simandou mining concession area, which represents only 18 per cent of mining holdings in the Simandou range.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
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Nick Cobban	Ian Head
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Media Relations, US
Nancy Ives
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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David Ovington
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Mobile: +44 (0) 7920 010 978	Jason Combes
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Email: questions@riotinto.com
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High resolution photographs available at: www.newscast.co.uk